Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

January 27, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –01/27/03, attached

January 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: January 27, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

Forbes Medi-Tech Completes Phase I Safety Study on FM-VP4

Vancouver, British Columbia – January 27, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced results from the Phase I safety study of its novel pharmaceutical, FM-VP4. The results have clearly established the safety and tolerability of FM-VP4 over the dose ranges studied. Even at the highest dosage levels, no serious adverse events were reported emphasizing the excellent safety profile of the drug.

The Phase I study consisted of six dosing groups of five healthy males (4 active and 1 placebo) with mild or moderate hypercholesterolemia (elevated blood cholesterol). Subjects were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg. After receiving the medication each subject was monitored over a 24-hour period and periodically over the following seven days. The last subject, last visit for the Phase 1 trial was on Dec 16th 2002 and all of the 30 subjects completed the trial.

“I am impressed with FM-VP4's very favorable Phase I safety profile,” said Dr. John Kastelein, Professor of Medicine, Academic Medical Center of the University of Amsterdam and study director. “This is a critical milestone to achieve and certainly enhances the Company's ability to move through Phase II and III clinical trials.” Dr. Kastelein, a world opinion leader on the treatment of high blood cholesterol and the prevention of atherosclerosis, is currently: Chairman, Department of Vascular Medicine at the Academic Medical Center of the University of Amsterdam; an established Investigator for the Dutch Heart Foundation; and Director, Lipid Research Group and Lipid Research Clinic at the Academic Medical Center.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) synthetic analogue of phytostanols, represents a new class in cholesterol-lowering drugs called cholesterol transport inhibitors. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. In five animal models, FM-VP4 reduced total cholesterol levels by 52-75 per cent.  The medication also reduced the development of atherosclerotic lesions in apolipoprotein E-deficient (ApoE) mice by 75 per cent. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this news release. This press release contains certain forward-looking statements concerning the Company’s ability to move through Phase II and III clinical trials, the expected size of the cardiovascular pharmaceutical market, and use of the Company’s pharmaceutical agents. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, research and development risks; uncertainty whether FM-VP4 will enter or complete further trials or, even if such trials are completed, whether it will be fully developed and marketed; the risk of technical obsolescence; and uncertainty whether sales of cardiovascular pharmaceuticals will reach expected levels.  See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.